SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C.

                                      FORM U-57

                    NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                          Filed under Section 33(a) of the

                Public Utility Holding Company Act of 1935, as amended

                              SEVEROCESKE TEPLARNY, A.S.
                                TEPLARNA LIBEREC, A.S.
                         PRVNI SEVEROZAPDNI TEPLARENSKA, A.S.
                               TEPLARNA KROMERIZ, A.S.
                          (Name of foreign utility company)

                              NATIONAL FUEL GAS COMPANY
                    (Name of filing company, if filed on behalf of
                              a foreign utility company)

          Item 1:
          ------

                    The name and address of each entity claiming foreign utility company status is:

                    Severoceske Teplarny, a.s. ("SCT")
                    J. Seiferta 2179
                    434 01 Most
                    Czech Republic

                    Teplarna Liberec, a.s. ("Liberec")
                    Milday Horakove 641/34a
                    460 01 Liberec 4
                    Czech Republic

                    Prvni Severozapdni Teplarenska, a.s. ("PSZT") Komorany u Mostu 434 03
                    Most 3
                    Czech Republic

                    Teplarna Kromeriz, a.s. ("Kromeriz")
                    Na Sadkach 3572
                    767 01 Kromeriz
                    Czech Republic

                    Each of SCT, Liberec, PSZT and Kromeriz (i) is located in the Czech Republic, (ii) supplies steam heat to customers in the Czech Republic, (iii) directly or indirectly generates and sells electric energy at wholesale to customers in the Czech Republic, or plans to do so in the future, and (iv) own and control, or will own and control, facilities used to produce electric energy for sale.

                    The following persons own, or will own, five percent or more of the voting securities of SCT:

          Person                         Type of Security         Ownership
          ------                         ----------------         ---------

          Horizon Energy
          Development, B.V. ("HEDBV")    Common Equity            82%82

          Mesto Teplice                  Common Equity            5.73%

                    The following persons own, or will own, five percent or more of the voting securities of Liberec:

          Person                         Type of Security         Ownership
          ------                         ----------------         ---------

          SCT                            Common Equity            70%

          Mesto Liberec                  Common Equity            30%

                    The following persons own, or will own, five percent or more of the voting securities of PSZT:

          Person                         Type of Security         Ownership
          ------                         ----------------         ---------

          HEDBV                          Common Equity            75.27%

          Mesto Most                     Common Equity            9.67%

          Penzijni Fond CP, a.s.         Common Equity            5.36%

                    The following persons own, or will own, five percent or more of the voting securities of Kromeriz:

          Person                         Type of Security         Ownership
          ------                         ----------------         ---------

          HEDBV                          Common Equity            100%

          Item 2:
          ------

                    National Fuel Gas Distribution Corporation is a public utility company that is a subsidiary company of National Fuel Gas Company, a registered holding company, and an associate company of SCT, Liberec, PSZT and Kromeriz. No portion of the purchase price of SCT, Liberec, PSZT and Kromeriz will be paid by National Fuel Gas Distribution Corporation. The only relationship between National Fuel Gas Distribution Corporation on the one hand, and SCT, Liberec, PSZT, Kromeriz and HEDBV on the other hand, is that National Fuel Gas Company is the common ultimate parent company of all such companies.

                    National Fuel Gas Company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   /s/ Jonathan W. Gottlieb
                                   --------------------------------
                                   Jonathan W. Gottlieb, Esq.
                                   Reid & Priest LLP
                                   701 Pennsylvania Avenue, N.W.
                                   Suite 800
                                   Washington, D.C. 20004
                                   (202) 508-4341

                                   Attorneys for, National Fuel Gas Company

          May 29, 1998